UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2018

Legion Capital Corporation

(Exact name of issuer as specified in its charter)

Florida	47-3751122
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification Number)

301 E. Pine St., Ste. 850, Orlando, Fl. 32801

(Full mailing address of principal executive offices)

(407) 986-4234

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information and financial data discussed below is derived from our unaudited financial statements, herein, for the period from January 1, 2018 to June 30, 2018. The unaudited financial statements were prepared and presented in accordance with generally accepted accounting principles in the United States. The information and financial data discussed below is only a summary and should be read in conjunction with the related notes contained elsewhere in this filing. The financial statements contained elsewhere in this filing fully represent our financial condition and operations; however, they are not indicative of our future performance.

Legion Capital Corporation was originally incorporated as GreenSky Corporation on August 7, 2015 in Delaware, and merged with Legion Capital Corporation (the “Company”), a Florida Corporation on January 15, 2016. The Company is a holding company with multiple operating subsidiaries in the areas of education, transportation, small business finance, management and marketing.

Our operating subsidiaries are as follows:

●	Hilton Institute of Business: Hilton Institute is a small business education, training and coaching company that teaches, coaches and mentors entrepreneurs and small business owners on how to start and grow a business, increase sales and revenues, and more effectively build and manage their business.

●	Legion Funding, LLC. Legion Funding is a small business finance company that provides direct financing for small business and real estate entrepreneurs through a number of direct lending programs such as commission advance, factoring, unsecured and secured credit lines and other forms of direct lending and finance.

●	Legion Management Group, LLC is a management company that provides management and consulting services to business owners in all areas of business and growth management, technology and corporate finance.

●	Legion Marketing, LLC is a marketing company that provides marketing services to business owners and entrepreneurs.

●	Legion Select Holdings, LLC is a holding company that holds certain direct loans and other assets of the Company, including loans on equipment, inventory, real estate and other similar loans. Legion Select Holdings, LLC also owns and manages certain businesses and business interests.

●	Legion Title, LLC. Legion Title, LLC is a title agency that provides title insurance and closing services for Legion transactions.

●	Legion Transportation Group, LLC. Legion Transportation Group, LLC is a holding company that owns and holds certain transportation related loans and assets, and manages certain transportation related businesses, including Dorman – Willis Motors, Inc., an automobile dealership, acquired on January 1, 2018.

●	Legion Builders, LLC. Legion Builders, LLC is an integrated development, construction and home building company based in Central Florida. Legion Builders is a residential construction and home building subsidiary of Legion Capital. It was formed to acquire a residential construction company SDC Construction and a residential home builder AR Bailey Homes. Such acquisitions were completed on July 2, 2018 and such companies are now subsidiaries of Legion Builders.

Results of Operations

The following table summarizes our net revenue, operating expenses, and net loss for the six months ended June 30, 2018 and June 30, 2017.

The table below sets forth line items from the Company’s unaudited consolidated Statements of Operations.

LEGION CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended	Six Months Ended	$	Percentage
	June 30, 2018	June 30, 2017	Increase (Decrease)	Increase (Decrease)
	(Unaudited)	(Unaudited)

Net revenue	$1,297,499	$399,379	$898,120	225%
Sales and marketing expense	12,186		12,186	100%
General and administrative expenses	1,808,899	1,253,121	555,778	44%
Operating loss	(523,586)	(853,742)	330,155	-39%

Other income (expense):
Gain (loss) on sale of assets	(208,114)		(208,114)	100%
Interest expense	(589,272)	(66,374)	(522,898)	788%

Total other income (expense)	(797,386)	(66,374)	(731,012)	1101%

Loss from continuing operations	(1,320,972)	(920,116)	(400,856)	44%
Loss from operations of discontinued operations

Net loss	$(1,320,972)	$(920,116)	$(400,856)	44%

Six Months Ended June 30, 2018 compared with Six Months Ended June 30, 2017

Net Revenue: The consolidated revenue increased by $898,120, or 225%, to $1,297,499 for the six months ended June 30, 2018 from $399,379 for the six months ended June 30, 2017. The increase in revenue is primarily due to increased income from Legion Funding LLC and Dorman – Willis Motors, Inc. since its acquisition.

Sales and marketing: The consolidated sales and marketing expense increased by $12,186, or 100%, to $12,186 for the six months ended June 30, 2018 from $nil for the six months ended June 30, 2017. The increase is primarily due to the operation of Dorman – Willis Motors, Inc. since its acquisition.

General and administrative: The consolidated general and administrative expenses increased by $555,778, or 44%, to $1,808,999 for the six months ended June 30, 2018 from $1,253,121 for the six months ended June 30, 2017. The increase is primarily due to increases in legal and professional expenses and the operation of Dorman – Willis Motors, since its acquisition.

Loss on sale of assets: The consolidated loss on sale of assets increased by $208,114, or 100%, to $208,114 for the six months ended June 30, 2018 from $nil for the six months ended June 30, 2017. The increase was primarily due to the sale of a property that the Company had a mortgage receivable, which was recorded as asset held for sale.

Interest expense: The consolidated interest expense increased by $522,898, or 788%, to $589,272 for the six months ended June 30, 2018 from $66,374 for the six months ended June 30, 2017. The increase is primarily due to the increase in the Company’s long-term debt.

Net loss: Net loss increased by $400,856, or 44%, to $1,320,972 for the six months ended June 30, 2018 from a net loss of $920,116 for the six months ended June 30, 2017. The increase in net loss is primarily due to increase in general and administrative expense and interest expense, offset by the increase in net revenue.

Liquidity and Capital Resources

As of June 30, 2018, we had a cash balance of $1,042,228. During the six months ended June 30, 2018, we used approximately $1,856,318 in cash for operating activities, used approximately $6,367,595 in cash for investing activities, and were provided with approximately $6,677,369 through financing activities.

Our primary uses of cash were for employee hiring and compensation, sales and marketing and working capital. The main source of cash was from private equity and debt offerings. The following trends are reasonably likely to result in a material decrease in our liquidity over the near to long term:

●	An increase in working capital requirements,

●	Addition of administrative and sales personnel as the business grows,

●	Increases in advertising, public relations and sales promotions as we expand operations,

●	Research and Development,

●	The cost of being a public company and the continued increase in costs due to governmental compliance activities.

We expect to finance our operations primarily through our existing cash, our operational revenues and any future financing.  We expect to use both equity and debt financing from time to time. We have no limits on the amount of leverage we may employ. In general, we intend to pay debt service from operational cash flow, but we also expect to need to raise additional capital to meet our obligations and to fully implement our business plan. Potential future sources of capital include secured or unsecured financings from banks or other lenders, and additional debt and/or equity investments. However, there is no assurance we will be able to obtain such capital on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs. If adequate capital cannot be obtained on a timely basis and on satisfactory terms, our operations would be materially negatively impacted.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity or capital expenditures, or capital resources that are material to an investment in our securities.

Significant and Critical Accounting Policies and Practices

While our significant accounting policies are more fully described in Note 1 to our consolidated financial statements, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating this management discussion and analysis.

Principles of Consolidation

The Company Legion Capital Corporation and its Subsidiaries Hilton Institute of Business, LLC, Legion Funding LLC, Legion Marketing, LLC, Legion Management Group, LLC, Legion Select Holdings, LLC, Legion Title LLC-Operations, Legion Builders, Legion Transportation, and Legion Wealth Advisors have been consolidated for financial statement purposes. All significant intercompany transactions and balances have been eliminated.

Basis of Presentation

These unaudited condensed consolidated financial statements include the accounts of Legion Capital Corporation and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

These unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and the rules and regulations of the SEC. Certain information and footnote disclosures, normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), have been condensed or omitted pursuant to those rules and regulations. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly state the financial position, results of operations and cash flows with respect to the interim condensed consolidated financial statements have been included. The results of operations for the interim periods are not necessarily indicative of the results for the entire fiscal year. The management believes that these unaudited condensed consolidated financial statements contain all adjustments necessary so that they are not misleading.

These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto of Legion and its subsidiaries included in Legion’s Annual Report on Form 1-K for the year ended December 31, 2017, which was filed with the Securities and Exchange Commission (SEC) on May 5, 2018.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three (3) months or less to be cash equivalents.

Cash accounts are insured at Federal Deposit Insurance Corporation limits of $250,000 each. The aggregate bank balances at June 30, 2018 were approximately $1,862,209 over the insured limit.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company generates revenue from providing asset management services to clients. The Company recognizes revenue when the following criteria are met:

(1)	There is persuasive evidence of an arrangement with a client.

(2)	The agreed-upon services have been provided.

(3)	Fees are fixed or determinable.

(4)	Collection is probable.

A fixed percentage asset-based management fee is earned periodically for providing asset management services. These fees are generally recognized as revenue each period in accordance with the terms of the asset management contract.

Interest income is recognized on an accrual basis at the stated interest rate in the respective loan and security agreements and note agreements for its investments in notes receivable.

Origination fees income is paid by borrower at closing as a discount to the loan and recognized over the life of the loan.

Due diligence and referral fees are deferred and recognized over the term of the notes receivable.

Fair Value of Financial Instruments

FASB ASC 825, Disclosure about Fair Value of Financial Instruments, requires disclosure of the fair value of financial instruments when it is practical to estimate. Management believes the carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and notes payable are reasonable estimates of their fair value because of their short-term nature and interest rates.

Equity-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with the provisions of ASC 718 Stock Compensation (ASC 718). The computation of the expense associated with stock-based compensation requires the use of a valuation model. The FASB issued accounting guidance requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility, expected option lives, and expected option forfeiture rates, to value equity-based compensation. We currently use a Black-Scholes option pricing model to calculate the fair value of our stock options. We primarily use historical data to determine the assumptions to be used in the Black-Scholes model and have no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility and future stock award exercise experience could result in a change in the assumptions used to value awards in the future and may result in a material change to the fair value calculation of stock-based awards. This accounting guidance requires the recognition of the fair value of stock compensation in net income. Although every effort is made to ensure the accuracy of our estimates and assumptions, significant unanticipated changes in those estimates, interpretations and assumptions may result in recording stock option expense that may materially impact our financial statements for each respective reporting period.

Recently Issued Accounting Pronouncements

We do not expect that other recently issued accounting pronouncements will have a material impact on our financial statements.

Item 2. Other Information

None.

Item 3. Financial Statements

LEGION CAPITAL CORPORATION

CONSOLIDATED BALANCE SHEETS

	As of	As of
	June 30,	December 31,
	2018	2017
	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash	$1,042,228	$2,588,772
Accounts receivable, net	511,959	-
Other receivables	540,333	541,287
Inventory	714,651	-
Notes receivable-current	8,129,818	2,761,959
Notes receivable-related party	36,652	20,328
Prepaid expenses and other current asset	2,393	-

Total current assets	10,978,034	5,912,346

Property and equipment, net	357,016	13,860
Other intangible assets	84,965	87,549
Assets held for sale	-	387,723
Goodwill	1,157,630	-
Notes receivable-long term	4,561,404	4,561,404

Total assets	$17,139,049	$10,962,881

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued expense	$126,319	$16,552
Other payables	10,288	-
Long-term note payable, current portion	4,348,105	460,000

Total current liabilities	4,484,712	476,552

Deferred revenue	494,223	-
Long-term notes payable	2,147,000	2,147,000

Total liabilities	7,125,935	2,623,552

Shareholders’ equity

Preferred Membership Units, 100% Preferred membership interest	6,708,783	6,708,783
Common stock, no par value, 100,000,000 shares authorized and 16,145,941 and 13,131,429 shares issued and outstanding at June 30, 2018 and December 31, 2017, respectively	7,214,442	4,478,092
Members’ equity	224,590	-
Deferred stock compensation	-	-
Additional paid in capital	2,924,874	2,891,058
Accumulated deficit	(7,059,575)	(5,738,603)
Total shareholders’ equity	10,013,114	8,339,329

Total liabilities and shareholders’ equity	$17,139,049	$10,962,881

See accompanying notes to unaudited condensed consolidated financial statements

LEGION CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended	Six Months Ended
	June 30, 2018	June 30, 2017
	(Unaudited)	(Unaudited)

Net revenue	$1,297,499	$399,379
Sales and marketing expense	12,186	-
General and administrative expenses	1,808,899	1,253,121
Operating loss	(523,586)	(853,742)

Other income (expense):
Gain (loss) on sale of assets	(208,114)	-
Interest expense	(589,272)	(66,374)

Total other income (expense)	(797,386)	(66,374)

Loss from continuing operations	(1,320,972)	(920,116)
Loss from operations of discontinued operations	-	-

Net loss	$(1,320,972)	$(920,116)

See accompanying notes to unaudited condensed consolidated financial statements

LEGION CAPITAL CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended	Six months ended
	June 30, 2018	June 30, 2017
	(Unaudited)	(Unaudited)
Operating activities
Net loss	$(1,320,972)	$(920,116)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	5,489	3,829
Non cash compensation	-	42,000
Allowance for credit losses	45,644	-
Loss on dispostion of assets held for sale	55,723	-
(Increase) decrease in:
Accounts receivable	(342,514)	-
Other receivable	954	-
Inventory	(25,648)	-
Accrued interest and fees receivable	-	(213,140)
Prepaid expenses and other current asset	1,131	3,412
Increase (decrease) in:
Accounts payable and accrued expenses	(780,635)	(1,755)
Other payable	10,288	-
Deferred revenue	494,223	43,069
Net cash used in operating activities	(1,856,318)	(1,042,701)

Investing activities
Property and equipment acquisitions	15,850	(6,069)
Purchased assets	-	(458,208)
Purchased notes	-	(1,011,848)
Assets held for sale	332,000	-
Intangible assets	(500)	-
Notes receivable – related party	(16,324)	-
Investment in notes receivables	(6,644,169)	-
Acquisition of Dorman cash paid net of cash acquired	(54,452)	-
Net cash used in investing activities	(6,367,595)	(1,476,125)

Financing activities
Repurchase of stock options	(33,816)	-
Proceeds from notes payable	3,750,245	508,000
Cash receipts from stock subscription	-	72,500
Proceeds from issuances of common stock	2,960,940	688,734
Net cash provided by financing activities	6,677,369	1,269,234

Net decrease in cash	(1,546,544)	(1,249,592)

Cash - beginning	2,588,772	1,818,108
Cash - ending	$1,042,228	$568,516

Supplemental cash flow information:
Cash paid for interest	$-	$66,374
Cash paid for income taxes	$-	$-

Preferred membership units (subsidiary) for notes receivable	$-	$-

See accompanying notes to unaudited condensed consolidated financial statements

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of the business

Legion Capital Corporation was originally incorporated as GreenSky Corporation on August 7, 2015 in Delaware, and merged with Legion Capital Corporation (“Legion” or the “Company”), a Florida Corporation on January 15, 2016. The Company is a holding company with multiple operating subsidiaries in the areas of education, transportation, home construction, small business finance, management and marketing.

Operations

As of January 1, 2017, all venture funds, including Legion High Yield Mortgage Fund I, LLC, Legion Select Venture Fund, LLC, and the LLC managers thereof, were sold and are no longer subsidiaries of the Company. For the year ended December 31, 2017, there was effectively no gain or loss from this transaction. The operations of the venture funds have been presented as discontinued operations.

As of February 28, 2017, Legion Wealth Advisors, LLC was sold and transferred to Paul Pfeifer, CEO thereof, and is no longer a subsidiary of the Company. For the year ended December 31, 2017, there was effectively no gain or loss from this transaction. The operations of the venture funds have been presented as discontinued operations.

Therefore, as of March 1, 2017, the Company is no longer a Registered Investment Advisor or Fund Manager, and is now a holding company with operating subsidiaries as follows:

●	Hilton Institute of Business: Hilton Institute is a small business education, training and coaching company that teaches, coaches and mentors entrepreneurs and small business owners on how to start and grow a business, increase sales and revenues, and more effectively build and manage their business.

●	Legion Funding, LLC. Legion Funding is a small business finance company that provides direct financing for small business and real estate entrepreneurs through a number of direct lending programs such as commission advance, factoring, unsecured and secured credit lines and other forms of direct lending and finance.

●	Legion Management Group, LLC is a management company that provides management and consulting services to business owners in all areas of business and growth management, technology and corporate finance.

●	Legion Marketing, LLC is a marketing company that provides marketing services to portfolio companies and business units owned by the Company, as well as to third party companies on a fee or project basis.

●	On April 5, 2017, the Company incorporated a subsidiary Legion Title, LLC, a Florida Limited Liability Company, for the purpose of providing title and closing services for real estate and other transactions.

●	In November 2017, the Company formed Legion Select Holdings, LLC to own and hold certain secured notes receivable and business assets, and certain secured notes and business interests in exchange for the issuance of $6,708,783 of preferred membership units in Legion Select Holdings, LLC. No gain or loss occurred during the acquisition of these note receivable as they were acquired at cost.

●	On September 28, 2017 the Company formed Legion Azalea, LLC as a wholly owned subsidiary to own an investment property in Florida.

●	On March 12, 2018, the Company formed Legion Transportation Group, LLC (“Legion Transportation”) to own automobile dealerships in the Southeast region. ·

●	On March 13, 2018, the Company formed Legion Builders, LLC (“Legion Builders”) to own home construction companies to build homes in the Florida market.

●	On May 9, 2018, the Company formed Legion Aviation Group, LLC to own airplanes that provide medical flights for patients needing to fly to different hospitals for care.

Principles of Consolidation

The Company Legion Capital Corporation and its Subsidiaries Hilton Institute of Business, LLC, Legion Funding LLC, Legion Marketing, LLC, Legion Management Group, LLC, Legion Select Holdings, LLC, Legion Title LLC-Operations, Legion Builders, Legion Transportation, and Legion Wealth Advisors have been consolidated for financial statement purposes. All significant intercompany transactions and balances have been eliminated.

Basis of Presentation

These unaudited condensed consolidated financial statements include the accounts of Legion Capital Corporation and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

These unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and the rules and regulations of the SEC. Certain information and footnote disclosures, normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), have been condensed or omitted pursuant to those rules and regulations. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly state the financial position, results of operations and cash flows with respect to the interim condensed consolidated financial statements have been included. The results of operations for the interim periods are not necessarily indicative of the results for the entire fiscal year. The management believes that these unaudited condensed consolidated financial statements contain all adjustments necessary so that they are not misleading.

These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto of Legion and its subsidiaries included in Legion’s Annual Report on Form 1-K for the year ended December 31, 2017, which was filed with the Securities and Exchange Commission (SEC) on May 5, 2018.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three (3) months or less to be cash equivalents.

Cash accounts are insured at Federal Deposit Insurance Corporation limits of $250,000 each. The aggregate bank balances at June 30, 2018 were approximately $1,862,209 over the insured limit.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Notes Receivable

In accordance with the guidance of ASC Topic 942, Financial Services – Depository and Lending, the Company reports loans and trade receivables not held for sale on the date of the financial statements at their outstanding principal balances, reduced by any write offs, and there were $415,644 and $370,000 of allowances for loan losses as of June 30, 2018 and December 31, 2017, respectively.

Portfolio Segments are primarily in real estate and transportation. The primary credit quality indicators are paired to changes in overall market/industry valuation as well as changes in more specific pledged collateral valuations to evaluate a performing and non-performing note receivable on an individual basis. Most portfolio loans are established with significant amounts of prepaid interest and are short term (1-2 years) in duration. Notes receivable are considered on non-accrual or past due status on an individual note receivable basis. When an asset or investment becomes distressed due to changes in industry valuation, business valuation and ability to generate cash flow or acquire debt, each distressed or non-performing asset is evaluated on an individual case by case basis for restructuring and/or liquidation, and at that time an estimate for credit loss reserves is recorded.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation or amortization. Depreciation is recorded at the time property and equipment is placed in service using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the expected useful lives of the related assets or the lease term.

The major classifications or property and equipment at the balance sheet dates:

	June 30, 2018	December 31, 2017
Furniture and equipment	$364,341	$18,780
Less accumulated depreciation	(7,325)	(4,920)
Property and equipment, net	$357,016	$13,860

Depreciation expense for the six months ended June 30, 2018 and June 30, 2017, respectively was $4,989 and $3,829.

Intangible Assets

The Company accounts for its intangible assets in accordance with the authoritative guidance issued by the ASC Topic 350 – Goodwill and Other. Intangibles are valued at their fair market value and are amortized taking into account the character of the acquired intangible asset and the expected period of benefit. The Company evaluates intangible assets, at a minimum, on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated undiscounted future cash flows.

The cost of internally developing, maintaining and restoring intangible assets that are not specifically identifiable, that have indeterminate lives, or that are inherent in a continuing business and related to an entity as a whole, are recognized as an expense when incurred.

An intangible asset with a definite useful life is amortized; an intangible asset with an indefinite useful life is not amortized until its useful life is determined to be no longer indefinite. The remaining useful lives of intangible assets not being amortized are evaluated at least annually to determine whether events and circumstances continue to support an indefinite useful life.

There were no indications of impairment based on management’s assessment of these assets at June 30, 2018. Factors we consider important that could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of the use of our assets or the strategy for our overall business, and significant negative industry or economic trends. If current economic conditions worsen causing decreased revenues and increased costs, we may have to record impairment to our intangible assets.

Long-Lived Assets

The Company reviews long-lived assets (primarily comprised of property, equipment and leasehold improvement, notes receivable, and assets held for sale) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the asset exceeds the fair value of the asset. As of June 30, 2018, the Company did not have any impairment on its long-lived assets.

Revenue Recognition

The Company generates revenue from providing asset management services to clients. The Company recognizes revenue when the following criteria are met:

(1)	There is persuasive evidence of an arrangement with a client.

(2)	The agreed-upon services have been provided.

(3)	Fees are fixed or determinable.

(4)	Collection is probable.

A fixed percentage asset-based management fee is earned periodically for providing asset management services. These fees are generally recognized as revenue each period in accordance with the terms of the asset management contract.

Interest income is recognized on an accrual basis at the stated interest rate in the respective loan and security agreements and note agreements for its investments in notes receivable.

Origination fees income is paid by borrower at closing as a discount to the loan and recognized over the life of the loan.

Due diligence and referral fees are deferred and recognized over the term of the notes receivable.

Fair Value of Financial Instruments

FASB ASC 825, Disclosure about Fair Value of Financial Instruments, requires disclosure of the fair value of financial instruments when it is practical to estimate. Management believes the carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and notes payable are reasonable estimates of their fair value because of their short-term nature and interest rates.

Equity-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with the provisions of ASC 718 Stock Compensation (ASC 718). The computation of the expense associated with stock-based compensation requires the use of a valuation model. The FASB issued accounting guidance requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility, expected option lives, and expected option forfeiture rates, to value equity-based compensation. We currently use a Black-Scholes option pricing model to calculate the fair value of our stock options. We primarily use historical data to determine the assumptions to be used in the Black-Scholes model and have no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility and future stock award exercise experience could result in a change in the assumptions used to value awards in the future and may result in a material change to the fair value calculation of stock-based awards. This accounting guidance requires the recognition of the fair value of stock compensation in net income. Although every effort is made to ensure the accuracy of our estimates and assumptions, significant unanticipated changes in those estimates, interpretations and assumptions may result in recording stock option expense that may materially impact our financial statements for each respective reporting period.

Recent Accounting Pronouncements

The Company has evaluated the recent pronouncements issued since filing its annual audited consolidated financial statements for the year-ended December 31, 2017 and believes that none of them will have a material effect on the Company’s Condensed Consolidated Financial Statements.

NOTE 3 - LIQUIDITY

The Company has sustained recurring losses and negative cash flows from operations. Over the past year, the Company’s growth has been funded through a combination of debt and equity financing. As of June 30, 2018, the Company had approximately $1,002,800 of unrestricted cash. The Company continues to obtain debt and equity financing as well as grow its portfolio of notes receivable and therefore believes that, as a result, it currently has sufficient cash and financing commitments to meet its funding requirements over the next year. However, the Company has experienced and continues to experience negative cash flows from operations, as well as an ongoing requirement for substantial additional capital investment. The Company expects that it will need to raise substantial additional capital to accomplish its business plan over the next several years. The Company expects to seek to obtain additional funding through a bank credit facility or private equity. There can be no assurance as to the availability or terms upon which such financing and capital might be available.

NOTE 4 - NOTES RECEIVABLE

Notes receivable in aggregate amount of $12,727,874 and $8,133,425 as of June 30, 2018 and December 31, 2017, respectively, are secured, along with annual interest at the rate vary from 10% to 25%, and maturity date vary from March 2018 to July 2019. The balance of the allowance for credit losses as of June 30, 2018 and December 31, 2017 was $415,644 and $370,000, respectively, with no write-offs or recoveries in either time period.

NOTE 5 - ASSET HELD FOR SALE

During 2017, the Company repossessed a property that it had a mortgage receivable is being held for sale in the amount of $387,723. On May 24, 2018, the Company sold the mortgage receivable to a third party for $332,000

NOTE 6 - NOTES PAYABLE

For the periods ended June 30, 2018 and December 31, 2017, the Company issued unsecured Senior Corporate Notes, in the aggregate amount of $2,217,900 and $575,000 with interest at 6%, 7% and 8% per annum for a period of 12 and 36 months.

In December 2016, the Company, through its subsidiaries Hilton and Legion Funding, issued Senior Corporate Notes, in the aggregate amount of $1,072,000, with monthly payments of interest only at 12% per annum for a period of 36 months. The Hilton note is secured by the assets of Hilton.

For the six months ended June 30, 2018, the Company issued unsecured Corporate Notes, in the aggregate amount of $1,636,984 with monthly payments of interest only at varying rates between 6% and 12% per annum, with varying maturities of between 12 and 36 months.

The notes payable includes $610,000 of notes with a conversion option with the note holder with a right, but not an obligation, to convert all or a part of their note into common stock of Legion Capital Corporation at an exercise price of $2.00 per share at the time the Company begins trading publicly on the NASDAQ or other major exchange.

The aggregate maturity on the notes payable as of June 30, 2018 are as follows:

2019	$4,169,621
2020	1,492,000
2021	833,484
Total notes payable	6,495,105
Less current portion	4,348,105
Notes payable, long-term portion	$2,147,000

For the six months ended June 30, 2018 and the six months ended June 30, 2017, total interest expense on these notes payable was $559,747 and $66,374, respectively.

NOTE 8 - STOCKHOLDERS’ EQUITY

For the six months ended June 30, 2018 and 2017, the Company sold 3,014,512 shares of no par value common stock, and 688,734 shares of no par value common stock, respectively, and received $2,960,940 and $688,734, respectively. During 2017, the common stock sold included shares as part of the Company’s Regulation A+ initial public offering of stock.

On November 30, 2017 Legion Select Holdings, LLC (“Legion Holdings”) was formed and acquired the assets of Legion Select Venture Fund, LLC pursuant to a Contribution Agreement. The prior owners of Legion Select Venture Fund, LLC (the “Preferred Owners”) received a preferred stock interest in Legion Holdings (the “Preferred Interest”) and an in initial Capital Account balance in the amount of $6,708,783 in Legion Holdings (the “Preferred Capital Account Balance”). Legion Capital Corporation is the manager (the “Manager”) and the holder of a common interest in Legion Holdings equating to 75% of the voting power of Legion Holdings (the “Common Interest”).

Except as otherwise provided in the Legion Holding Operating Agreement, the Manager, in its sole discretion, shall determine whether to make distributions to the members. In the event that any distributions are made prior to the expiration of the 5 year operating period beginning on the date of formation of Legion Holdings (the “Wind-Up Period”), such distributions are required to be paid out to the Manager and the members as follows: (1) to the Preferred Owners, in an amount equal to 12% per annum of their unpaid Preferred Capital Account Balance (the “Preferred Dividend”); (2) to the Manager, in an amount equal to 2% per annum on the unpaid aggregate capital account balance of Legion Holdings, payable monthly, in arrears (the “Management Fee”); and (3) thereafter, pro-rata, 75% to the holders of the Common Interest and 25% to the holders of the Preferred Interest. In the event that any distributions are made after the commencement of the Wind-Up Period, all distributions made by Legion Holdings are required to be paid out as follows: (1) to the Manager, in an amount equal to the unpaid and accrued Management Fees; (2) to pay off the Preferred Capital Account Balance (and any other capital account balance that exists at such time); (3) to the Preferred Owners in an amount equal to the unpaid Preferred Dividend and (4) thereafter, pro-rata, 75% to the holders of the Common Interest and 25% to the holders of the Preferred Interest. Upon a liquidation or dissolution of Legion Holdings, assets shall be paid out as follows: (1) to Legion Holdings’ creditors; (2) to the Manager, in an amount equal to the unpaid and accrued Management Fees; (3) to pay off the Preferred Capital Account Balance (and any other capital account balance that exists at such time); (4) to the Preferred Owners in an amount equal to the unpaid Preferred Dividend and (5) thereafter, pro-rata, 75% to the holders of the Common Interest and 25% to the holders of the Preferred Interest.

NOTE 9 - STOCK OPTIONS

As of June 30, 2018, the Company had 2,503,067 stock options outstanding. The weighted average exercise price $1.17 and weighted average remaining is 9.50 years.

NOTE 10 - INCOME TAXES

The Company has incurred net operating losses since inception and is forecasting additional losses through December 31, 2018. Therefore, no United States federal, state, or foreign income taxes are expected for 2018 and none have been recorded as of June 30, 2018.

Due to the Company’s history of losses since inception, there is not enough evidence at this time to support the conclusion that it will generate future income of a sufficient amount and nature to utilize the benefits of the Company’s net deferred tax assets. Accordingly, the Company fully reduced its net deferred tax assets by a valuation allowance, since it has been determined that it is more likely than not that all of the deferred tax assets will not be realized.

On December 22, 2017, the United States enacted new tax reform legislation which reduced the corporate tax rate to 21% effective for the tax year beginning January 1, 2018.  Under Accounting Standards Codification 740, the effects of new tax legislation are recognized in the period which includes the enactment date.  As a result, the deferred tax assets and liabilities existing on the enactment date must be revalued to reflect the rate at which these deferred balances will reverse.  The corresponding adjustment would generally affect the income tax expense (benefit) shown on the Condensed Consolidated Statements of Operations.  However, since the Company has a full valuation allowance applied against its deferred tax asset, there is no impact to the income tax expense for the six months ended June 30, 2018.

NOTE 12 - RELATED PARTY TRANSACTIONS

On November 30, 2017, Legion Select Holdings, LLC acquired the assets of Legion Select Venture Fund, LLC in exchange for preferred membership units in Legion Select Holdings, LLC in the amount of $6,708,783.

For the year ended December 31, 2017, marketing fees from a related company was Legion’s largest source of revenue, representing approximately 24% of Legion’s total revenues.

The Company had a 10% note receivable, due on demand, with an executive of the company for $20,328. This note was repaid in February 2018.

On December 28, 2016, Legion Select Venture Fund, LLC (the “Fund”), a Fund managed by James Byrd, Joseph Hilton (“Hilton”) and Shane Hackett entered into asset purchase agreement, to acquire all assets of SOS Network, Inc.

As of March 21, 2017, Hilton Institute of Business, a wholly owned subsidiary of the Company, paid a total of $475,730 to the Fund, for 100% of the assets of the SOS business, and the Fund retained no interest in these assets.

On August 10, 2017, Hilton sold a portion of the SOS assets (a portion of accounts receivable only) back to SOS for the purchase of price of $479,000 through the issuance of a twelve (12) month Promissory Note from SOS to Hilton for purchase of the assets, with interest at 12% per annum. Hilton retained the inventory, online learning platform and database it originally acquired from the Fund.

NOTE 13 - ACQUISITIONS

On March 12, 2018, the Company established Legion Transportation Group, LLC (“Legion Transportation”) in the State of Florida. It is a wholly owned subsidiary of the Company. On March 27, 2018, Legion Transportation acquired 100% of the shares of Dorman Willis Motors, Inc. (“Dorman”) from Legion Select Venture Fund, LLC, a venture fund affiliated with the Company but owned and managed separately. Legion Select Venture Fund was a secured lender to PricePoint Automotive, LLC and the loan between the two was defaulted. On October 16, 2017, under court order from the Circuit Court of the Ninth Judicial Circuit, for Orange County, Florida, the shares of Dorman could legally be seized by Legion Select Venture Fund and authorized to transfer or assign the shares to Legion Transportation.

Pro Forma Financial Information (Unaudited)

The following unaudited pro forma financial information represents the combined results of the Company and Dorman as if the acquisitions had occurred as of January 1, 2017.

The pro forma results reflect the results of combining the Company’s consolidated results of operations with Dorman., The pro forma results do not include any cost savings or other synergies that may result from the acquisition or any estimated costs that have been or will be incurred by the Company to integrate the operation of Dorman. The pro forma results for the six months ended June 30, 2018 are not necessarily indicative of what actually would have occurred if the contributions had been completed as of January 1, 2017 nor are they necessarily indicative of future results.

	For the Six Months Ended June 30,
	2018	2017
Net Revenues	$1,693,890	$875,800
Net loss	$(1,416,402)	$(941,146)

NOTE 14 - SUBSEQUENT EVENTS

On July 2, 2018, Legion SDC, LLC (“Legion SDC”), a newly formed subsidiary of Legion Builders, entered into an acquisition agreement wherein it acquired all of the assets and certain liabilities of SDC of Florida, LLC (“SDC”). In exchange, Legion SDC (i) paid $500,000 to the existing owners of SDC, (ii) issued a note payable, due September 30, 2018, in the principal amount of $1,500,000, accruing interest at 12% per annum to the existing owners of SDC (the “SDC Initial Note”) (iii) agreed to pay an additional $1 million by way of a mutually agreeable debt instrument or equity interest to the existing owners of SDC; to be determined within 6 months of July 2, 2018 and (iv) issued a 49% equity interest in Legion SDC to the existing owners of SDC.

On July 2, 2018, Legion ARB, LLC (“Legion ARB”), a newly formed subsidiary of Legion Builders, entered into an acquisition agreement wherein it acquired all of the assets and certain liabilities of A.R. Bailey Homes, LLC (“ARB”). In exchange, Legion ARB (i) paid $200,000 to the existing owners of ARB, (ii) issued a note payable, due September 30, 2018, in the principal amount of $800,000, accruing interest at 12% per annum to the existing owners of ARB (the “ARB Initial Note”), (iii) issued a note payable, due July 2, 2019, in the principal amount of $3,500,000, accruing interest at 6% per annum to the existing owners of ARB and (iv) issued a 49% equity interest in Legion ARB to the existing owners of ARB.

The Company agreed to extend the maturity dates of the SDC Initial Note and the ARB Initial Note to January 2, 2019, with SDC and ARB, respectively.

Item 4. Exhibits

Index to Exhibits

Exhibit No.	Description of Exhibit
2.1	Articles of Incorporation (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Company’s Offering Statement on Form 1-A (File No. 024-10638) filed on April 3, 2017).
2.2	ByLaws (incorporated by reference to Exhibit 2.3 to Amendment No. 2 to the Company’s Offering Statement on Form 1-A (File No. 024-10638) filed on April 3, 2017).
3.1	Limited Liability Company Agreement of Legion Select Holdings, LLC, dated November 30, 2017 (incorporated by reference to Exhibit 3.1 to Amendment No. 6 to the Company’s Offering Statement on Form 1-A (File No. 024-10638) filed on July 9, 2018).
6.1	Contribution Agreement, by and between Legion Select Venture Fund, LLC and Legion Select Holdings, LLC, dated November 30, 2017 (incorporated by reference to Exhibit 3.1 to Amendment No. 6 to the Company’s Offering Statement on Form 1-A (File No. 024-10638) filed on July 9, 2018).
6.2†	Asset Purchase Agreement, dated April 27th, 2018, by and between SDC of Florida, LLC, Legion SDC, LLC and the owners of Legion SDC, LLC (incorporated by reference to Exhibit 6.1 to Company’s Current Report on Form 1-U filed on July 17, 2018).
6.3	Addendum 1 to Asset Purchase Agreement, dated July 2nd, 2018, by and between SDC of Florida, LLC, Legion SDC, LLC and the owners of Legion SDC, LLC (incorporated by reference to Exhibit 6.2 to Company’s Current Report on Form 1-U filed on July 17, 2018).
6.4†	Asset Purchase Agreement, dated June 8th, 2018, by and between A.R. Bailey Homes, LLC, Legion ARB, LLC and the owners of A.R. Bailey Homes, LLC (incorporated by reference to Exhibit 6.3 to Company’s Current Report on Form 1-U filed on July 17, 2018).
6.5	Addendum 1 to Asset Purchase Agreement, dated July 2nd, 2018, by and between A.R. Bailey Homes, LLC, Legion ARB, LLC and the owners of A.R. Bailey Homes, LLC (incorporated by reference to Exhibit 6.4 to Company’s Current Report on Form 1-U filed on July 17, 2018).
6.6	6% Promissory Note issued by Legion ARB, LLC, in the amount of $3,500,000 and due June 8, 2019 (incorporated by reference to Exhibit 6.5 to Company’s Current Report on Form 1-U filed on July 17, 2018).
6.7	12% Promissory Note issued by Legion ARB, LLC, in the amount of $800,000 and due September 30, 2018 (incorporated by reference to Exhibit 6.6 to Company’s Current Report on Form 1-U filed on July 17, 2018).
6.8	12% Promissory Note issued by Legion SDC, LLC, in the amount of $1,500,000 and due September 30, 2018 (incorporated by reference to Exhibit 6.7 to Company’s Current Report on Form 1-U filed on July 17, 2018).

† The exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legion Capital Corporation

Date: September 28, 2018	By:	/s/ Jim Byrd
Name: Jim Byrd Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jim Byrd	Chief Executive Officer, Director (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)	September 28, 2018
Jim Byrd

/s/ Paul Carrazzone	Director	September 28, 2018
Paul Carrazzone